Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                           Registration No. 333-112579



                                 August 6, 2004

                              Prospectus Supplement
                  To Reoffer Prospectus Dated February 12, 2004

                                       of

                               EMAGIN CORPORATION

                                   Relating to

             7,654,636 Shares of Common Stock of eMagin Corporation


          This prospectus supplement supplements our reoffer prospectus dated February 12, 2004, relating to the sale by certain selling stockholders of up to 7,654,636 shares of common stock of eMagin Corporation held by or issuable to the selling stockholders.

          You should read this supplement in conjunction with the prospectus dated February 12, 2004. This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus.

                     REDUCTION OF EXERCISE PRICE OF WARRANTS

          On January 9, 2004, eMagin Corporation and several accredited institutional and private investors entered into a Securities Purchase Agreement whereby such investors purchased an aggregate of 3,333,364 shares of common stock for an aggregate purchase price of $4,200,039.

          The shares of common stock were priced at a 20% discount to the average closing price of the stock from December 30, 2003 to January 6, 2004, which ranged from $1.38 to $1.94 per share during the period for an average closing price of $1.26 per share.

          In addition, the investors received warrants to purchase an aggregate of 2,000,019 shares of common stock (subject to anti-dilution adjustments) exercisable at a price of $1.74 per share for a period of five (5) years. The warrants were priced at a 10% premium to the average closing price of the stock for the pricing period. eMagin also issued additional warrants to the investors to acquire an aggregate of 2,312,193 shares of common stock. 1,206,914 of such warrants are exercisable, within 6 months from the effective date of the registration statement covering these securities, at a price of $1.74 per share (a 10% premium to the average closing price of the stock for the pricing period), and 1,105,279 of such warrants are exercisable within 12 months from the effective date of the registration statement covering these securities, at a price of $1.90 per share (a 20% premium to the average closing price of the stock for the pricing period).

          On August 3, 2004, in consideration of (i) the warrant holders' agreement to immediately exercise their respective warrants; and (ii) limit certain rights of participation of such warrant holders, eMagin offered to reduce the exercise price of the Class A, B and C warrants from $1.74, $1.74 and $1.90 per share, respectively to $0.90 per share. The offer was open for acceptance by the warrant holders until August 5, 2004. All other terms of the warrants, including their expiry date, were to remain the same.
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                                      -2-


          As a result of the transaction, the holders have agreed to re-price and exercise, for an aggregate of approximately $1,889,900, an aggregate of 2,099,894 Class A, B and/or C common stock purchase warrants.

          The Class B common stock purchase warrants were due to expire on August 12, 2004, while the Class A and C common stock purchase warrants remain exercisable until January 9, 2009 and February 12, 2005, respectively. Following the completion of the transaction, the Company continues to have outstanding an aggregate of 1,213,352 and 184,212 Class A and C common stock purchase warrants, respectively. The remaining outstanding unexercised Class A and C common stock purchase warrants continue to be exercisable as per their original terms.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.